SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

ENERGY FOCUS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

29268T300
(CUSIP Number)

James Tu
1 Bridge Plaza North, #275
Fort Lee, NJ 07024
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29268T300

1.	Names of reporting persons. Gina Huang
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Taiwan
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,017,390
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,017,390
11.	Aggregate amount beneficially owned by each reporting person 1,017,390
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 8.4%
14.	Type of reporting person (see instructions) IN

CUSIP No. 29268T300

1.	Names of reporting persons. Jag International, Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 600,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 600,000
11.	Aggregate amount beneficially owned by each reporting person 600,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.0%
14.	Type of reporting person (see instructions) OO

CUSIP No. 29268T300

1.	Names of reporting persons. Brilliant Start Enterprise, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 417,390
	9.	Sole dispositive power 0
	10.	Shared dispositive power 417,390
11.	Aggregate amount beneficially owned by each reporting person 417,390
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 3.5%
14.	Type of reporting person (see instructions) CO

CUSIP No. 29268T300

1.	Names of reporting persons. Jiangang Luo
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) PF, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,502
	8.	Shared voting power 519,565
	9.	Sole dispositive power 2,502
	10.	Shared dispositive power 519,565
11.	Aggregate amount beneficially owned by each reporting person 522,067
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.3%
14.	Type of reporting person (see instructions) IN

CUSIP No. 29268T300

1.	Names of reporting persons. Cleantech Global Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 519,565
	9.	Sole dispositive power 0
	10.	Shared dispositive power 519,565
11.	Aggregate amount beneficially owned by each reporting person 519,565
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.3%
14.	Type of reporting person (see instructions) OO

CUSIP No. 29268T300

1.	Names of reporting persons. James Tu
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 300,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 300,000
11.	Aggregate amount beneficially owned by each reporting person 300,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.5%
14.	Type of reporting person (see instructions) IN

CUSIP No. 29268T300

1.	Names of reporting persons. 5 Elements Global Fund L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 300,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 300,000
11.	Aggregate amount beneficially owned by each reporting person 300,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.5%
14.	Type of reporting person (see instructions) PN

CUSIP No. 29268T300

1.	Names of reporting persons. Yeh-Mei Hui Cheng
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Taiwan
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 287,391
	9.	Sole dispositive power 0
	10.	Shared dispositive power 287,391
11.	Aggregate amount beneficially owned by each reporting person 287,391
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.4%
14.	Type of reporting person (see instructions) IN

CUSIP No. 29268T300

1.	Names of reporting persons. Communal International, Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 287,391
	9.	Sole dispositive power 0
	10.	Shared dispositive power 287,391
11.	Aggregate amount beneficially owned by each reporting person 287,391
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.4%
14.	Type of reporting person (see instructions) OO

CUSIP No. 29268T300

1.	Names of reporting persons. 5 Elements Energy Efficiency Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 287,391
	9.	Sole dispositive power 0
	10.	Shared dispositive power 287,391
11.	Aggregate amount beneficially owned by each reporting person 287,391
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.4%
14.	Type of reporting person (see instructions) OO

CUSIP No. 29268T300

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Energy Focus, Inc. (the “Issuer”), a Delaware corporation. The principal executive offices of the Issuer are located at 32000 Aurora Road, Suite B, Solon, OH 44139.

Item 2.	Identity and Background.

(a)	This Schedule 13D is filed by:

•	Gina Huang (“Ms. Huang”), who:

o	is the Chairperson of Brilliant Start Enterprise, Inc. (“Brilliant Start”) and the sole owner of Jag International, Ltd. (“Jag”);

o	has voting and dispositive power over the Common Stock beneficially owned by Brilliant Start and Jag;

•	Jag;

•	Brilliant Start;

•	Jiangang Luo (“Mr. Luo”), who is the Managing Partner of Cleantech Global Ltd. (“Cleantech”);

•	Cleantech;

•	James Tu (“Mr. Tu”), who:

o	has voting and dispositive power over the Common Stock held by 5 Elements Global Fund L.P. (“Global Fund”);

o	is a Co-Founder and 50% owner of Communal International, Ltd. (“Communal”), which has 50% ownership interest in Energy Efficiency (defined below);

o	served as President of the Issuer and a member of the Issuer’s board of directors from December 18, 2012 until his resignation from those positions on February 19, 2017;

•	Global Fund;

•	Yeh-Mei Hui Cheng (“Ms. Cheng”), who:

o	is the general partner and controlling partner of Energy Efficiency (defined below);

o	owns 50% of Energy Efficiency;

o	is Co-Founder and 50% owner of Communal, which owns the other 50% of Energy Efficiency; and

o	is the mother of Simon Cheng, a member of the Issuer’s board of directors until February 19, 2017;

CUSIP No. 29268T300

•	Communal, which holds 50% ownership interest in Energy Efficiency;

•	5 Elements Energy Efficiency Limited (“Energy Efficiency”), which is owned 50% by Ms. Cheng and 50% by Communal;

Jag, Brilliant Start, Cleantech, Global Fund, Communal, and Energy Efficiency are hereinafter sometimes collectively referred to as the “Reporting Entities”.

Ms. Huang, Mr. Luo, Mr. Tu, and Ms. Cheng are hereinafter sometimes collectively referred to as the “Reporting Individuals”.

Each of the Reporting Entities and Reporting Individuals are hereinafter sometimes referred to as a “Reporting Person” and collectively, as the “Reporting Persons”.

For each of the Reporting Entities filing this statement or any person enumerated in Instruction C of Schedule 13D that is a corporation, general partnership, limited partnership, syndicate or other group of persons, the following are its state or other place of its organization, its principal business, and the address of its principal office:

Jag

Jag is a British Virgin Islands limited company. Its principal business is investing in publicly traded companies. The address of its principal office is 3F-4, No.9, Min Quan East Road Section 3 Lane 140, Song Shan District, Taipei City 105, Taiwan.

Brilliant Start

Brilliant Start is a British Virgin Islands limited company. Its principal business is investing in publicly traded companies. The address of its principal office is 3F-4, No.9, Min Quan East Road Section 3 Lane 140, Song Shan District, Taipei City 105, Taiwan.

Cleantech

Cleantech is a British Virgin Islands limited company. Its principal business is providing consulting services in cross border mergers and acquisitions. The address of its principal office is One Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.

Global Fund

Global Fund is a Delaware limited partnership. Its principal business is investing in the Issuer. The address of its principal office is 1 Bridge Plaza North, #275, Fort Lee, NJ 07024.

Communal

Communal is a British Virgin Islands limited company. Its principal business is to hold a 50% ownership interest in Energy Efficiency. The address of its principal office is 1 Bridge Plaza North, #275, Fort Lee, NJ 07024.

CUSIP No. 29268T300

Energy Efficiency

Energy Efficiency is a British Virgin Islands limited company. Its principal business is investment. The address of its principal office is 17F, No. 87, Song Chiang Road, Taipei, Taiwan.

(b)	For each of the Reporting Individuals filing this statement or any person enumerated in Instruction C who is a natural person, the following is his/her residence or business address:

Ms. Huang: 3F-4, No.9, Min Quan East Road Section 3 Lane 140, Song Shan District, Taipei City 105, Taiwan

Mr. Luo: 18 Michelle Way, Pine Brook, NJ 07058

Mr. Tu: 1 Bridge Plaza North, #275, Fort Lee, NJ 07024

Ms. Cheng: Sea Meadow House, Blackburne Highway, P.O. Box 116, Road Town, Tortola, British Virgin Islands

(c)	For each of the Reporting Individuals filing this statement or any person enumerated in Instruction C who is a natural person, the following is his/her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Ms. Huang: Ms. Huang’s is self-employed and her present principal occupation is investing.

Mr. Luo: Mr. Luo’s present principal occupation is Managing Partner of Cleantech. The principal business of Cleantech is investing in clean energy technology companies.

Mr. Tu: Mr. Tu’s present principal occupation is Chief Executive Officer of Social Energy Partners LLC (“Social Energy”), a limited liability company. The principal business of Social Energy is developing, selling and financing sustainability and intelligent building technology solutions and services. The address of Social Energy is 1 Bridge Plaza North, #275, NJ 07024.

Ms. Cheng: Ms. Cheng is self-employed and her present principal occupation is investing.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship or place of organization for each of the Reporting Persons is listed in Row 6 of the cover pages hereto.

Item 3.	Source and Amount of Funds or Other Consideration.

The source and amount of funds used in purchasing the Common Stock by the Reporting Persons were as follows:

CUSIP No. 29268T300

Jag

The shares of Common Stock held directly by Jag were purchased with Ms. Huang’s personal funds in the amount of approximately $1,860,000.

Brilliant Start

The shares of Common Stock held directly by Brilliant Start were purchased with Ms. Huang’s personal funds in the amount of approximately $1,293,909.

Cleantech

The shares of Common Stock held directly by Cleantech were purchased by investors’ funds in the amount of approximately $1,610,652.

Mr. Luo

The shares of Common Stock held directly by Mr. Luo and over which he has sole voting and dispositive power were granted to him for his service as a member of the Issuer’s board of directors.

Global Fund

The shares of Common Stock held directly by Global Fund were purchased with the personal funds of Ms. Cheng and Ms. Huang in the amount of approximately $930,000.

Energy Efficiency

The shares of Common Stock held directly by Energy Efficiency with personal funds of Ms. Cheng in the amount of approximately $890,912.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Common Stock based on the Reporting Persons’ belief that the Common Stock, when purchased, was undervalued and represented an attractive investment opportunity. The Reporting Persons intend to seek a controlling representation on the Issuer’s board of directors. The Reporting Persons intend to have discussions with the Issuer’s board of directors (or members thereof) and management regarding topics including: (1) addressing the Issuer’s chronic underperformance for stockholders, (2) changing the Issuer’s board and senior management composition and addressing governance, (3) optimizing the Issuer’s assets, strategies, operations and capital allocation strategies, and (4) pursuing opportunities to improve performance by addressing core operating deficiencies. The Reporting Persons expect to have discussions with the Issuer’s management and board of directors, stockholders and other interested parties relating to such matters and is also prepared, if necessary, to nominate individuals for election to the Issuer’s board of directors and to participate in the solicitation of proxies in support of such individuals. To date, the Reporting Persons have not engaged in any such discussions nor has any Reporting Person entered into negotiations and/or agreements with any third-party investors in the Issuer or others for such purposes.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares of Common Stock at prices that would make the purchase or sale of shares of Common Stock desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

CUSIP No. 29268T300

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, to engage in communications with management and the board of directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, potential business combinations or dispositions involving the Issuer or certain of its businesses, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4. The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional securities of the Issuer or dispose of all of the Issuer’s securities beneficially owned by them, in the public market or in privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)        The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 12,074,521 shares of Common Stock outstanding as of November 2, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2018. The Reporting Persons may be deemed to be a “group” under Section 13(d)(3) of the Exchange Act of 1934, as amended, and Rule 13d-5 promulgated thereunder. Collectively, as a “group,” the Reporting Persons have shared voting and dispositive power over 2,126,848 shares (or 17.6%) of the Common Stock.

(c)	None of the Reporting Persons effected transactions in the Common Stock in the sixty (60) days preceding the date of this Schedule 13D.

(d)	Except for two persons that have invested in Cleantech that are not Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D, and any amendments hereto, with respect to the securities of the Issuer to the extent required by applicable law. A copy of such agreement is attached as Exhibit 99.1 to this Schedule 13D and is incorporated by reference herein.

CUSIP No. 29268T300

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of November 30, 2018, by and among the Reporting Persons

CUSIP No. 29268T300

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: November 30, 2018

GINA HUANG

/s/ Gina Huang (Mei-Yun Huang)
Gina Huang

JAG INTERNATIONAL, LTD.

By:	/s/ Gina Huang (Mei-Yun Huang)
Name:	Gina Huang
Title:	General Partner

BRILLIANT START ENTERPRISE, INC.

By:	/s/ Gina Huang (Mei-Yun Huang)
Name:	Gina Huang
Title:	General Partner

JIANGANG LUO

/s/ Jiangang Luo
Jiangang Luo

CLEANTECH GLOBAL LTD.

By:	/s/ Jiangang Luo
Name:	Jiangang Luo
Title:	Managing Partner

CUSIP No. 29268T300

JAMES TU

/s/ James Tu
James Tu

5 ELEMENTS GLOBAL FUND L.P.

By:	/s/ James Tu
Name:	James Tu
Title:	Managing Partner

YEH-MEI HUI CHENG

/s/ Yeh-Mei Hui Cheng
Yeh-Mei Hui Cheng

COMMUNAL INTERNATIONAL, LTD.

By:	/s/ Yeh-Mei Hui Cheng
Name:	Yeh-Mei Hui Cheng
Title:	Authorized Representative

5 ELEMENTS ENERGY EFFICIENCY LIMITED

By:	/s/ Yeh-Mei Hui Cheng
Name:	Yeh-Mei Hui Cheng
Title:	Authorized Representative